Mail Stop 3561

December 27, 2006

Mr. Peter Dewhurst, President
Dynamic Automotive, Inc.
2048 Arrow Highway
La Verne, CA 91750

Re: Dynamic Automotive, Inc.
Registration Statement on Form SB-2 / A1
Filed November 29, 2006
File No. 333-137277

Dear Mr. Dewhurst:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SB-2

Financial Statements

1.   Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

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We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Tia L. Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Ted D. Campbell II
9387 Arrowhead Bluff Avenue
Las Vegas, NV 89149